Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information  or  documents  not  available  now  must  be  given  to  ASX  as  soon  as  available.   Information  and

documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01  Amended 01/01/11

Name of entity      NOVOGEN LIMITED

ABN

37 063 259 754

We  (the  entity)  give  ASX  the  following  information  under  listing  rule  3.19A.2  and  as  agent  for  the director for the purposes of section 205G of the Corporations Act.

Name of Director

Graham Kelly

Date of last notice

3 June 2013

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director”  should be disclosed in this part.

Direct or indirect interest

Indirect

Nature of indirect interest

1.    Bende Holdings Pty Ltd – controlled

(including registered holder)

entity

Note:   Provide   details   of   the   circumstances   giving   rise   to   the   relevant

interest.

2.    Coolawin Rd Pty Ltd – controlled

entity

3.    Coolawin Rd Super Fund– controlled

entity

4.    Phytose Corporation Pty Ltd –

controlled entity

Date of change

28 June 2013

No. of securities held prior to change

1.    Bende Holdings Pty Ltd

1,677,343 ordinary shares

2.    Coolawin Rd Pty Ltd

503,300 ordinary shares

3.    Coolawin Rd Super Fund

10,354 ordinary shares

4.    Phytose Corporation Pty Ltd

1,724,207 ordinary shares

+ See chapter 19 for defined terms.

01/01/2011 Appendix 3Y  Page 1

Appendix 3Y

Change of Director’s Interest Notice

Class

Fully Paid Ordinary Shares

Number acquired

1,800,000

Number disposed

Nil

Value/Consideration

$0.025

Note: If consideration is non-cash, provide details and estimated valuation

No. of securities held after change

1.    Bende Holdings Pty Ltd

1,677,343 ordinary shares

2.    Coolawin Rd Pty Ltd

503,300 ordinary shares

3.    Coolawin Rd Super Fund

10,354 ordinary shares

4.    Phytose Corporation Pty Ltd

3,524,207 ordinary shares

Nature of change

Part  satisfaction  of  the  purchase  of  the

Example:  on-market  trade,  off-market  trade,  exercise  of  options,  issue  of securities under dividend reinvestment plan, participation in buy-back shares  in  Triaxial  Pharmaceuticals  from

Phytose Corporation Pty Ltd

+ See chapter 19 for defined terms.

Appendix 3Y Page 2

01/01/2011

Appendix 3Y

Change of Director’s Interest Notice

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director”  should be disclosed in this part.

Detail of contract

Convertible Notes

Nature of interest

Convertible  Notes  as  approved  at  general  meeting  held on 19 April 2013.

The terms of the Convertible Notes are as follows:

(1)  The  maximum  value  of  the  Convertible  Notes  is

$340,402   entitling   the   conversion   to   13,616,085

Shares.

(2)   The   Convertible   Notes   may   be   exercised   at   the

holders discretion

(3) The convertible notes may  not be converted until:

(a)  Completion  by  the  Company  of  a  Phase  Ia  clinical trial.  Completion will be deemed to occur upon the

receipt of a signed study report

(b)    Receipt  by  the  Company  of  Investigational  New

Drug    status    from    the    US    Food    and    Drug

Administration.

(c)  Completion  by  the  Company  of  a  Phase  II  clinical

trial      or      achieving      Breakthrough      Therapy

Designation.   Completion  will  be  deemed  to  occur

upon   the   receipt   of   a   signed   study   report   or

notification of the designation.

Name of registered holder

Phytose Corporation Pty Ltd

(if issued securities)

Date of change

28 June 2013

No.   and   class   of   securities   to    N/A

which   interest   related   prior   to

change

Note:  Details  are  only  required  for  a  contract  in  relation to which the interest has changed

Interest acquired

13,616,085 convertible notes

Interest disposed

N/A

Value/Consideration

Total  Face  value  of  $340,402  (ie  $0.025  per  convertible

Note:  If  consideration  is  non-cash,  provide  details  and  an estimated valuation

note).

Interest after change

13,616,085 convertible notes

+ See chapter 19 for defined terms.

01/01/2011 Appendix 3Y  Page 3

Appendix 3Y

Change of Director’s Interest Notice

Part 3 – +Closed period

Were  the  interests  in  the  securities  or  contracts  detailed    No

above   traded   during   a   +closed   period   where   prior

written clearance was required?

If  so,  was  prior  written  clearance  provided  to  allow  the    N/A

trade to proceed during this period?

If  prior  written  clearance  was  provided,  on  what  date    N/A

was this provided?

+ See chapter 19 for defined terms.

Appendix 3Y Page 4

01/01/2011

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information  or  documents  not  available  now  must  be  given  to  ASX  as  soon  as  available.   Information  and

documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01  Amended 01/01/11

Name of entity   NOVOGEN LIMITED

ABN

37 063 259 754

We  (the  entity)  give  ASX  the  following  information  under  listing  rule  3.19A.2  and  as  agent  for  the director for the purposes of section 205G of the Corporations  Act.

Name of Director

Robert Howard Birch

Date of last notice

3 June 2013

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director”  should be disclosed in this part.

Direct or indirect interest

Direct

Indirect – Aquagolf Pty Limited <Aquagolf

Pty Ltd Superannuation Fund A/c>

Nature of indirect interest

(including registered holder)

Controlled entity

Note:   Provide   details   of   the   circumstances   giving   rise   to   the   relevant

interest.

Date of change

N/A

No. of securities held prior to change

Direct

124,986 Ordinary Shares

Aquagolf  Pty  Limited  <Aquagolf  Pty  Ltd

S/F A/c>

1,497,136 Ordinary Shares

Class

N/A

Number acquired

N/A

Number disposed

N/A

+ See chapter 19 for defined terms.

01/01/2011 Appendix 3Y  Page 1

Appendix 3Y

Change of Director’s Interest Notice

Value/Consideration

N/A

Note: If consideration is non-cash, provide details and estimated valuation

No. of securities held after change

Direct

124,986 Ordinary Shares

Aquagolf  Pty  Limited  <Aquagolf  Pty  Ltd

S/F A/c>

1,497,136 Ordinary Shares

Nature of change

N/A

Example:  on-market  trade,  off-market  trade,  exercise  of  options,  issue  of securities under dividend reinvestment plan, participation in buy-back

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director”  should be disclosed in this part.

Detail of contract

Convertible Notes

Nature of interest

Convertible  Notes  as  approved  at  general  meeting  held on 19 April 2013.

The terms of the Convertible Notes are as follows:

(1)  The  maximum  value  of  the  Convertible  Notes  is

$46,622    entitling    the    conversion    to    1,864,864

Shares.

(2)   The   Convertible   Notes   may   be   exercised   at   the

holders discretion

(3) The convertible notes may  not be converted until:

(a)  Completion  by  the  Company  of  a  Phase  Ia  clinical trial.  Completion will be deemed to occur upon the

receipt of a signed study report

(b)    Receipt  by  the  Company  of  Investigational  New

Drug    status    from    the    US    Food    and    Drug

Administration.

(c)  Completion  by  the  Company  of  a  Phase  II  clinical

trial      or      achieving      Breakthrough      Therapy

Designation.   Completion  will  be  deemed  to  occur

upon   the   receipt   of   a   signed   study   report   or

notification of the designation.

Name of registered holder

Aquagolf      Pty      Limited      <Aquagolf      Pty      Ltd

(if issued securities)

Superannuation Fund A/c>

Date of change

28 June 2013

+ See chapter 19 for defined terms.

Appendix 3Y Page 2

01/01/2011

Appendix 3Y

Change of Director’s Interest Notice

No.   and   class   of   securities   to    N/A

which   interest   related   prior   to

change

Note:  Details  are  only  required  for  a  contract  in  relation to which the interest has changed

Interest acquired

1,864,864 convertible notes

Interest disposed

N/A

Value/Consideration

Total  Face  value  of  $46,622  (ie  $0.025  per  convertible

Note:  If  consideration  is  non-cash,  provide  details  and  an estimated valuation

note).

Interest after change

1,864,864 convertible notes

Part 3 – +Closed period

Were  the  interests  in  the  securities  or  contracts  detailed    No

above   traded   during   a   +closed   period   where   prior

written clearance was required?

If  so,  was  prior  written  clearance  provided  to  allow  the    N/A

trade to proceed during this period?

If  prior  written  clearance  was  provided,  on  what  date    N/A

was this provided?

+ See chapter 19 for defined terms.

01/01/2011 Appendix 3Y  Page 3

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information  or  documents  not  available  now  must  be  given  to  ASX  as  soon  as  available.   Information  and

documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01  Amended 01/01/11

Name of entity   NOVOGEN LIMITED

ABN

37 063 259 754

We  (the  entity)  give  ASX  the  following  information  under  listing  rule  3.19A.2  and  as  agent  for  the director for the purposes of section 205G of the Corporations  Act.

Name of Director

Andrew Heaton

Date of last notice

18 February 2013

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director”  should be disclosed in this part.

Direct or indirect interest

Direct

Nature of indirect interest

(including registered holder)

Note:   Provide   details   of   the   circumstances   giving   rise   to   the   relevant

interest.

Date of change

N/A

No. of securities held prior to change

7,600,400 Ordinary Shares

Class

N/A

Number acquired

N/A

Number disposed

N/A

Value/Consideration

N/A

Note: If consideration is non-cash, provide details and estimated valuation

No. of securities held after change

7,600,400 Ordinary Shares

+ See chapter 19 for defined terms.

01/01/2011 Appendix 3Y  Page 1

Appendix 3Y

Change of Director’s Interest Notice

Nature of change

N/A

Example:  on-market  trade,  off-market  trade,  exercise  of  options,  issue  of securities under dividend reinvestment plan, participation in buy-back

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director”  should be disclosed in this part.

Detail of contract

Convertible Notes

Nature of interest

Convertible  Notes  as  approved  at  general  meeting  held on 19 April 2013.

The terms of the Convertible Notes are as follows:

(1)  The  maximum  value  of  the  Convertible  Notes  is

$720,778   entitling   the   conversion   to   28,831,101

Shares.

(2)   The   Convertible   Notes   may   be   exercised   at   the

holders discretion

(3) The convertible notes may  not be converted until:

(a)  Completion  by  the  Company  of  a  Phase  Ia  clinical trial.  Completion will be deemed to occur upon the

receipt of a signed study report

(b)    Receipt  by  the  Company  of  Investigational  New

Drug    status    from    the    US    Food    and    Drug

Administration.

(c)  Completion  by  the  Company  of  a  Phase  II  clinical trial

or

achieving

Breakthrough

Therapy

Designation.    Completion  will  be  deemed  to  occur

upon   the   receipt   of   a   signed   study   report   or

notification of the designation

Name of registered holder

Andrew Heaton

(if issued securities)

Date of change

28 June 2013

No.   and   class   of   securities   to    N/A

which   interest   related   prior   to

change

Note:  Details  are  only  required  for  a  contract  in  relation to which the interest has changed

Interest acquired

28,831,101 convertible notes

+ See chapter 19 for defined terms.

Appendix 3Y Page 2

01/01/2011

Appendix 3Y

Change of Director’s Interest Notice

Interest disposed

N/A

Value/Consideration

Total  Face  value  of  $720,778  (ie  $0.025 per  convertible

Note:  If  consideration  is  non-cash,  provide  details  and  an estimated valuation

note).

Interest after change

28,831,101 convertible notes

Part 3 – +Closed period

Were  the  interests  in  the  securities  or  contracts  detailed    No

above   traded   during   a   +closed   period   where   prior

written clearance was required?

If  so,  was  prior  written  clearance  provided  to  allow  the    N/A

trade to proceed during this period?

If  prior  written  clearance  was  provided,  on  what  date    N/A

was this provided?

+ See chapter 19 for defined terms.

01/01/2011 Appendix 3Y  Page 3